77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Multi-Strategy
Hedge Opportunities Fund, LLC held on September 22, 2006, the results were as follows:

PROPOSAL 1.
     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor
("BlackRock Advisors"). With respect to Proposal 1, the units of the Fund were voted as follows:

For        Against     Abstain
50            1           1

PROPOSAL 3.
     To approve a contingent subadvisory agreement between the Fund's Adviser and BlackRock Advisors (the "BlackRock
Subadvisor"). With respect to Proposal 3, the units of the Fund were voted as follows:

For        Against        Abstain
50            1             1